1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001


DAVID W. FREESE
Associate
215.963.5862
dfreese@morganlewis.com


October 10, 2014


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:     Winton Series Trust: Initial Registration Statement on Form N-1A (File
        Nos. 333-   and 811-23004)
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, Winton Series Trust (the "Trust"), we are filing the Trust's registration statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "Registration Statement"). The Trust consists of one series, the Winton Global Equity Portfolio (the "Fund"), and intends to offer Institutional Class shares and Investor Class shares of the Fund upon effectiveness of the Registration Statement.

Please contact me at (215) 963-5862 should you have any questions or comments.

Sincerely,

/s/ David W. Freese
-------------------
David W. Freese